EXHIBIT 8.1
LISTING OF SUBSIDIARIES
The following companies are subsidiaries of Teekay Tankers Ltd.
1	Ashkini Spirit L.L.C.

2	Erik Spirit L.L.C.

3	Everest Spirit Holding L.L.C.

4	Falster Spirit Holding L.L.C.

5	Ganges Spirit L.L.C.

6	Kanata Spirit Holding L.L.C.

7	Kareela Spirit Holding L.L.C.

8	Kyeema Spirit Holding L.L.C.

9	Matterhorn Spirit L.L.C.

10	Narmada Spirit L.L.C.

11	Nassau Spirit Holding L.L.C.

12	Sotra Spirit Holding L.L.C.